                                                              Page 1 of 19 Pages










                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        FOR THE PLAN YEAR ENDED             DECEMBER 31, 1997


                             OR


[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        FOR THE TRANSITION PERIOD FROM                 TO                 .


COMMISSION FILE NUMBER                 0-11527                            .



A.    MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN




B.    MPSI SYSTEMS INC.

      4343 SOUTH 118TH EAST AVENUE

      TULSA, OKLAHOMA  74146

                                      INDEX


                                                                                                                       Page No.
(a)      Financial Statements:

         (1)    Independent Auditors' Report..............................................................               3

         (2)    Statements of Net Assets Available for Benefits, With Fund Information at
                December 31, 1997 and 1996 ...............................................................               4

         (3)    Statements of Changes in Net Assets Available for Benefits, With Fund
                Information for the years ended December 31, 1997, 1996 and 1995 .........................               7

         (4)    Notes to Financial Statements ............................................................              10

         (5)    Schedules to Financial Statements:
                         Line 27d - Schedule of Reportable Transactions...................................              16
                         Line 27a - Schedule of Assets Held for Investment Purposes.......................              17

(b)      Signatures.......................................................................................              18

(c)      Exhibits

         23.1   Auditors' Consent.........................................................................              19

                          INDEPENDENT AUDITORS' REPORT


Administrative Committee
MPSI Systems Inc. Matching Investment Plan


We have audited the accompanying statements of net assets available for benefits of the MPSI Systems Inc. Matching Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               ERNST & YOUNG LLP







Tulsa, Oklahoma
June 12, 1998

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1997

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         J. HANCOCK
                                                    GLOBAL                                                MERRILL LYNCH    SPECIAL
                                     PHOENIX      ALLOCATION    MPSI STOCK    CORPORATE     MLRP TRUST    EQUITY INDEX     EQUITIES
                                       FUND          FUND          FUND       BOND FUND        FUND          TRUST           FUND
-----------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS AT FAIR VALUE:
   ML PHOENIX FUND INC
      (51,768 UNITS VALUED AT
      $12.09 PER UNIT)               $ 625,879          --           --            --            --            --            --
   ML GLOBAL ALLOCATION FUND
      INC. (86,772 UNITS VALUED
      AT $13.94 PER UNIT)                 --       1,209,604         --            --            --            --            --
   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (139,256 SHARES
      VALUED AT $4.63/SHARE)              --            --        644,061          --            --            --            --
   ML CORPORATE BOND FUND
      (7,257 UNITS AT $11.56
      PER UNIT)                           --            --           --          83,898          --            --            --
   ML RETIREMENT PRESERVA-
      TION TRUST FUND                     --            --           --            --         459,886          --            --
   ML EQUITY INDEX TRUST
      (3,813 UNITS VALUED AT
      $65.37 PER UNIT)                    --            --           --            --            --         249,259          --
   JOHN HANCOCK SPECIAL
      EQUITIES FUND (3,474 UNITS
      VALUED AT $25.92 PER UNIT)          --            --           --            --            --            --          90,051
   ML GROWTH FUND (CLASS B)
      (4,654 UNITS VALUED AT
      $26.42 PER UNIT)                    --            --           --            --            --            --            --
   OPPENHEIMER TOTAL RETURN
      (6,853 UNITS VALUED AT
      $11.00 PER UNIT)                    --            --           --            --            --            --            --
   AIM BALANCED (3,460 UNITS
      VALUED AT $25.78 PER UNIT)          --            --           --            --            --            --            --
LOANS TO PARTICIPANTS                     --            --           --            --            --            --            --
                                     ---------     ---------      -------        ------       -------       -------        ------

      TOTAL INVESTMENTS              $ 625,879     1,209,604      644,061        83,898       459,886       249,259        90,051


-----------------------------------------------------------------------------------------------------------
                                      ML GROWTH
                                         FUND       OPPENHEIMER        AIM
                                       (CLASS B)    TOTAL RETURN     BALANCED       LOAN FUND      TOTAL
-----------------------------------------------------------------------------------------------------------
INVESTMENTS AT FAIR VALUE:
   ML PHOENIX FUND INC
      (51,768 UNITS VALUED AT
      $12.09 PER UNIT)                     --             --             --             --       $  625,879
   ML GLOBAL ALLOCATION FUND
      INC. (86,772 UNITS VALUED
      AT $13.94 PER UNIT)                  --             --             --             --        1,209,604
   COMMON STOCK ($.05 PAR
      VALUE) OF MPSI SYSTEMS
      INC..  (139,256 SHARES
      VALUED AT $4.63/SHARE)               --             --             --             --          644,061
   ML CORPORATE BOND FUND
      (7,257 UNITS AT $11.56
      PER UNIT)                            --             --             --             --           83,898
   ML RETIREMENT PRESERVA-
      TION TRUST FUND                      --             --             --             --          459,886
   ML EQUITY INDEX TRUST
      (3,813 UNITS VALUED AT
      $65.37 PER UNIT)                     --             --             --             --          249,259
   JOHN HANCOCK SPECIAL
      EQUITIES FUND (3,474 UNITS
      VALUED AT $25.92 PER UNIT)           --             --             --             --           90,051
   ML GROWTH FUND (CLASS B)
      (4,654 UNITS VALUED AT
      $26.42 PER UNIT)                  122,969           --             --             --          122,969
   OPPENHEIMER TOTAL RETURN
      (6,853 UNITS VALUED AT
      $11.00 PER UNIT)                     --           75,383           --             --           75,383
   AIM BALANCED (3,460 UNITS
      VALUED AT $25.78 PER UNIT)           --             --           89,210           --           89,210
LOANS TO PARTICIPANTS                      --             --             --          164,814        164,814
                                        -------         ------         ------        -------     ----------

      TOTAL INVESTMENTS                 122,969         75,383         89,210        164,814     $3,815,014

Statement of Net Assets Available for Benefits
December 31, 1997   (continued)

----------------------------------------------------------------------------------------------------------------------------
                                                                                                                   J. HANCOCK
                                              GLOBAL                                               MERRILL LYNCH     SPECIAL
                                PHOENIX     ALLOCATION       MPSI        CORPORATE    MLRP TRUST    EQUITY INDEX     EQUITIES
                                  FUND         FUND       STOCK FUND     BOND FUND       FUND          TRUST          FUND
----------------------------------------------------------------------------------------------------------------------------

RECEIVABLES:
   EMPLOYER CONTRIBUTION         39,013        57,833          --           3,800        24,906        11,219         7,648
   EMPLOYEE CONTRIBUTIONS         9,510        13,871          --             943         5,774         2,532         1,726
   ACCRUED INTEREST /
     DIVIDENDS                   35,923        13,523          --             365         2,159          --            --
                              ---------     ---------       -------        ------       -------       -------        ------

      TOTAL RECEIVABLES          84,446        85,227          --           5,108        32,839        13,751         9,374
                              ---------     ---------       -------        ------       -------       -------        ------

   NET ASSETS AVAILABLE
     FOR BENEFITS
     AT 12/31/97              $ 710,325     1,294,831       644,061        89,006       492,725       263,010        99,425
                              =========     =========       =======        ======       =======       =======        ======


--------------------------------------------------------------------------------------------------
                               ML GROWTH
                                  FUND        OPPENHEIMER         AIM
                                (CLASS B)     TOTAL RETURN      BALANCED     LOAN FUND       TOTAL
--------------------------------------------------------------------------------------------------

RECEIVABLES:
   EMPLOYER CONTRIBUTION           6,292          3,247          2,742           --          156,700
   EMPLOYEE CONTRIBUTIONS          1,420            733            619           --           37,128
   ACCRUED INTEREST /
     DIVIDENDS                     2,404          2,232            933           --           57,539
                                 -------         ------         ------        -------    -----------

      TOTAL RECEIVABLES           10,116          6,212          4,294           --          251,367
                                 -------         ------         ------        -------    -----------

   NET ASSETS AVAILABLE
     FOR BENEFITS
     AT 12/31/97                 133,085         81,595         93,504        164,814    $ 4,066,381
                                 =======         ======         ======        =======    ===========

See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------
                                                              Global           MPSI
                                             Phoenix      Allocation          Stock       Capital
                                                Fund            Fund           Fund          Fund
------------------------------------------------------------------------------------------------------

Investments at fair value:
   Merrill Lynch Phoenix Fund Inc.
     (47,445 units valued at
     $12.83 per unit)                      $   608,723           --             --             --
   Merrill Lynch Global Allocation
     Fund Inc. (82,127 units
     valued at $14.36 per unit)                   --        1,179,363           --             --
   154,838 shares of $.05 par value
     Common Stock of MPSI Systems
     Inc. valued at $1.75 per share               --             --          270,967           --
   Merrill Lynch Corporate Bond
     Fund Inc. (8,595 units at
     $11.32 per unit)                             --             --             --             --
   Merrill Lynch Capital Fund Inc.
     (13,472 units valued at
     $30.46 per unit)                             --             --             --          410,374
   Merrill Lynch Retirement Preservation
     Trust fund                                   --             --             --             --
Loans to participants                             --             --             --             --
                                           -----------      ---------        -------        -------

     Total investments                         608,723      1,179,363        270,967        410,374

Receivables:
   Employer contribution                          --             --          137,394           --
   Employee contributions                        8,612          9,998            834          5,517
   Accrued interest and dividends               22,987          9,509           --           12,769
                                           -----------      ---------        -------        -------

     Total receivables                          31,599         19,507        138,228         18,286

Cash and cash equivalents                       (3,800)       (24,584)       (15,296)          (201)
                                           -----------      ---------        -------        -------

     Net assets available for benefits
         at December 31, 1996              $   636,522      1,174,286        393,899        428,459
                                           ===========      =========        =======        =======



-------------------------------------------------------------------------------------------------------
                                              Corporate       MLRP
                                                   Bond      Trust           Loan
                                                   Fund       Fund           Fund           Total
-------------------------------------------------------------------------------------------------------
Investments at fair value:
   Merrill Lynch Phoenix Fund Inc.
     (47,445 units valued at
     $12.83 per unit)                             --             --             --     $   608,723
   Merrill Lynch Global Allocation
     Fund Inc. (82,127 units
     valued at $14.36 per unit)                   --             --             --       1,179,363
   154,838 shares of $.05 par value
     Common Stock of MPSI Systems
     Inc. valued at $1.75 per share               --             --             --         270,967
   Merrill Lynch Corporate Bond
     Fund Inc. (8,595 units at
     $11.32 per unit)                           97,302           --             --          97,302
   Merrill Lynch Capital Fund Inc.
     (13,472 units valued at
     $30.46 per unit)                             --             --             --         410,374
   Merrill Lynch Retirement Preservation
     Trust fund                                   --          290,152           --         290,152
Loans to participants                             --             --          106,742       106,742
                                                ------        -------        -------   -----------

     Total investments                          97,302        290,152        106,742     2,963,623

Receivables:
   Employer contribution                          --             --             --         137,394
   Employee contributions                        1,036          1,863          2,897        30,757
   Accrued interest and dividends                  478          1,193           --          46,936
                                                ------        -------        -------   -----------

     Total receivables                           1,514          3,056          2,897       215,087

Cash and cash equivalents                       (1,298)        (1,356)        33,012       (13,523)
                                                ------        -------        -------   -----------

     Net assets available for benefits
         at December 31, 1996                   97,518        291,852        142,651   $ 3,165,187
                                                ======        =======        =======   ===========

See accompanying notes to financial statements

                              MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------------------
                                                   Global            MPSI
                                  Phoenix      Allocation           Stock                            Corporate         MLRP Trust
                                     Fund            Fund            Fund         Capital Fund       Bond Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends and interest     $   145,938          157,278             --               --              4,264           24,645

Contributions:
   Employer                        39,013           57,833             --               --              3,800           24,906
   Employees                      107,490          159,342             --             17,507           10,470           68,623
   Rollovers                         --              5,977             --               --               --               --
Distributions:                       --
   Cash                           (70,988)        (116,002)             (29)         (30,903)          (6,421)        (130,064)
   In kind                        (40,045)         (54,784)            --               --               --               --
   MPSI Systems Inc. $.05
      Common Stock                   --               --            (26,609)            --               --               --

Other income (expense):
   Net appreciation
     (depreciation)
      in fair value of
      investments                 (42,420)         (37,022)         409,392           10,846              489             --
   Other expense                     --               --               (834)         (12,720)            --               --

Interfund transfers in
  (out)                           (65,185)         (52,077)        (131,758)        (413,189)         (21,114)         212,763
                              -----------      -----------      -----------      -----------      -----------      -----------

   Change in net assets
      available for
      benefits during 1997         73,803          120,545          250,162         (428,459)          (8,512)         200,873

Net assets available for
  benefits at
  December 31, 1996               636,522        1,174,286          393,899          428,459           97,518          291,852
                              -----------      -----------      -----------      -----------      -----------      -----------

Net assets available for
  benefits at
  December 31, 1997           $   710,325        1,294,831          644,061             --             89,006          492,725
                              ===========      ===========      ===========      ===========      ===========      ===========


----------------------------------------------------------------------------------------------------------------------------------
                                Merrill
                                 Lynch          J. Hancock        ML Growth
                              Equity Index       Special         Fund (Class        Oppenheimer         AIM
                                 Trust        Equities Fund          B)           Total Return       Balanced         Loan Fund
----------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends and interest            --               --             12,125           10,382            4,523          10,555

Contributions:
   Employer                        11,219            7,648            6,292            3,247            2,742            --
   Employees                       30,911           21,073           17,336            8,945            6,187            --
   Rollovers                        5,977             --               --              5,977            5,977            --
Distributions:
   Cash                            (1,215)          (1,499)          (9,116)            (502)            --              --
   In kind                           --               --               --               --               --              --
   MPSI Systems Inc. $.05
      Common Stock                   --               --               --               --              --               --

Other income (expense):
   Net appreciation
     (depreciation)
      in fair value of
      investments                  33,391           19,291            2,744            2,465            5,547            --
   Other expense                     --               --               --               --               --              --

Interfund transfers in
  (out)                           182,727           52,912          103,704           51,081           68,528         11,608
                              -----------      -----------      -----------      -----------     -----------     -----------

   Change in net assets
      available for
      benefits during
                                  263,010           99,425          133,085           81,595          93,504          22,163


Net assets available for
  benefits at
  December 31, 1996                  --               --               --               --               --          142,651
                              -----------      -----------      -----------      -----------     -----------     -----------

Net assets available for
  benefits at
  December 31, 1997               263,010           99,425          133,085           81,595          93,504         164,814
                              ===========      ===========      ===========      ===========     ===========     ===========



---------------------------------------------




                                 Total
---------------------------------------------
Investment income:
   Dividends and interest     $   369,710

Contributions:
   Employer                       156,700
   Employees                      447,884
   Rollovers                       23,908
Distributions:
   Cash                          (366,739)
   In kind                        (94,829)
   MPSI Systems Inc. $.05
      Common Stock                (26,609)

Other income (expense):
   Net appreciation
     (depreciation)
      in fair value of
      investments                 404,723
   Other expense                  (13,554)

Interfund transfers in
  (out)                              --
                              -----------

   Change in net assets
      available for
      benefits during
                                  901,194


Net assets available for
  benefits at
  December 31, 1996             3,165,187
                              -----------

Net assets available for
  benefits at
  December 31, 1997           $ 4,066,381
                              ===========

See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

------------------------------------------------------------------------------------------------------------------------------------
                                          MPSI                    Global              Corporate        MLHP
                                         Stock     Phoenix    Allocation     Capital       Bond       Trust        Loan
                                          Fund        Fund          Fund        Fund       Fund        Fund        Fund       Total
------------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends and interest            $      --      79,467       107,775      45,189      5,671      14,978       4,189  $  257,269

Contributions:
   Employers                           137,394          --            --          --         --          --          --     137,394
   Employees                            12,988     129,378       148,545      82,625     15,250      27,451          --     416,237
Distributions:
   Cash                                     --     (52,968)      (70,908)    (42,877)    (2,488)    (20,933)         --    (190,174)
   In kind                                  --      (1,501)       (4,072)         --         --          --          --      (5,573)
   MPSI Systems Inc.$.05
     Common Stock                      (38,295)         --            --          --         --          --          --     (38,295)

Other income (expense):
   Net appreciation (depreciation)
     in fair value of investments     (453,318)     13,094        48,461       6,546     (3,546)         --          --    (388,763)
   Other income                             --          --            --          --         --          --         (29)        (29)

Interfund transfers in (out)            (1,499)    (18,488)      (68,126)    (27,870)    (1,168)     18,334      98,817          --
------------------------------------------------------------------------------------------------------------------------------------

   Change in net assets available
     for benefits during 1996         (342,730)    148,982       161,675      63,613     13,719      39,830     102,977     188,066

Net assets available for benefits
    at December 31, 1995               736,629     487,540     1,012,611     364,846     83,799     252,022      39,674   2,977,121
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
   at December 31, 1996              $ 393,899     636,522     1,174,286     428,459     97,518     291,852     142,651  $3,165,187
====================================================================================================================================

See accompanying notes to financial statements

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1995

------------------------------------------------------------------------------------------------------------------------------------
                                          MPSI                    Global              Corporate        MLHP
                                         Stock     Phoenix    Allocation     Capital       Bond       Trust      Loan
                                          Fund        Fund          Fund        Fund       Fund        Fund      Fund         Total
------------------------------------------------------------------------------------------------------------------------------------
Investment income:
   Dividends and interest            $      --      27,346        76,427      36,919      4,472      15,504     2,354   $   163,022

Contributions:
   Employers                           136,792          --            --          --         --          --        --       136,792
   Employees                             9,981     110,595       135,652      54,394     14,397      26,696        --       351,715
Distributions:
   Cash                                (10,147)    (69,321)      (37,525)    (20,831)    (5,755)   (122,742)       --      (266,321)
   In kind                                  --      (6,149)       (5,761)         --         --          --        --       (11,910)
   MPSI Systems Inc. $.05
     Common Stock                      (96,860)         --            --          --         --          --        --       (96,860)

Other income (expense):
   Net appreciation (depreciation)
     in fair value of investments      311,224      57,636       101,189      46,995      7,987          --        --       525,031
   Other income                             --          --            --         706         --          --        --           706

Interfund transfers in (out)            (1,203)     (2,420)       (3,440)       (841)    (1,496)         --     9,400            --
------------------------------------------------------------------------------------------------------------------------------------

   Change in net assets available
     for benefits during 1995          349,787     117,687       266,542     117,342     19,605     (80,542)   11,754       802,175

Net assets available for benefits
    at December 31, 1994               386,842     369,853       746,069     247,504     64,194     332,564    27,920     2,174,946
------------------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits
   at December 31, 1995              $ 736,629     487,540     1,012,611     364,846     83,799     252,022    39,674   $ 2,977,121
====================================================================================================================================

See accompanying notes to financial statements.

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        INVESTMENTS

        The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by the National Quotation Bureau. Investments in equity and bond funds were stated at aggregate unit values as published in a widely accepted financial journal and as set forth in the periodic valuation of each fund. Investments in money market funds were stated at par value, which approximates fair value.

        The fair market value per share of MPSI Systems Inc. Common Stock was $4.63, $1.75, and $5.00 at December 31, 1997, 1996, and 1995,
        respectively.

        At June 12, 1998, the estimated market value of 139,256 shares of MPSI Systems Inc. Common Stock was approximately $278,512.

        INVESTMENT FUNDS

        For 1995 and 1996, six investment funds as set forth below were maintained by Merrill Lynch and were available to plan participants.

               Phoenix Fund:

               The primary objective of the mutual fund is long term capital growth through a diversified portfolio of equity and fixed income securities, including municipal securities, of issuers in weak financial condition or experiencing poor operating results, that the management of the fund believes to be undervalued relative to fund management's assessment of the current or prospective condition of the issuer.

               Global Allocation Fund:

               The fund is a non-diversified mutual fund seeking high total investment return, consistent with prudent risk, through a fully managed investment policy utilizing United States and foreign equity, debt, and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

               MPSI Systems Inc. Common Stock Fund:

               This fund invests solely in the common stock of the registrant, MPSI Systems Inc. Common stock may be purchased by the Trustee on the open market or through private transactions, including direct purchases from the company.

               Capital Fund:

               This mutual fund seeks to achieve the highest total investment return consistent with prudent risk through a fully managed investment policy utilizing equity, debt, and convertible securities. This permits management of the fund to vary investment policy based on its evaluation of changes in economic and market trends.

               Corporate Bond Fund:

               The fund is a professionally managed, diversified, open end investment company consisting of three separate portfolios. The primary objective of each Portfolio is to provide shareholders with as high a level of current return as is consistent with the investment policies of such Portfolio and with prudent investment management.

               Merrill Lynch Retirement Preservation Trust ("MLRP Trust Fund")

               The fund is maintained by Merrill Lynch Trust Company, which receives nondiscretionary advice from Merrill Lynch Asset Management. The fund is a collective trust fund that invests primarily in Guaranteed Investment Contracts and U.S. government and U.S. government agency securities, as well as high quality money market instruments. The fund seeks to provide safety of principal, fiduciary comfort and administrative ease.

        Beginning January 1, 1997, five new fund options were added to the Plan and were available to participants. The fund options are described below.

               Merrill Lynch Equity Index Trust

               This mutual fund seeks to provide results that replicate the total return of the Standard and Poor's 500 Composite Stock Price Index. In order to manage the Trust's cash flows efficiently, management will utilize the Standard and Poor's 500 Index Futures or combinations of index options as a method of investment. Management will also participate in index arbitrage transactions where deemed prudent.

               John Hancock Special Equities Fund

               This mutual fund seeks long-term capital appreciation. To pursue this goal, the fund invests in small capitalization companies and companies offering unusual or non-recurring opportunities. The fund looks for companies that dominate an emerging industry or hold a growing market share in a fragmented industry and that have demonstrated annual earnings and revenue growth of at least 25%, self financing capabilities, and strong management.

               Merrill Lynch Growth Fund (Class B)

               The investment objectives of this mutual fund is to seek growth of capital and, secondarily, income by investing in a diversified portfolio of primarily equity securities placing principal emphasis on those securities that management of the fund believes to be undervalued. Undervalued issues include securities selling at discounts from the price to book value ratios and price/earnings ratios computed with respect to the popular stock market averages (primarily Standard and Poors 400 Industrials stock price index).

               Oppenheimer Total Return

               The fund is a mutual fund with the investment objective of seeking high total return through investment in securities which it believes will provide a high return, including investments which are expected to provide opportunities for growth or to produce income, or both. The fund is not restricted to any specific type of security and may also use certain hedging instruments to try to reduce risks of market fluctuations that affect the value of the securities the fund holds.

               AIM Balanced

               This mutual fund's objective is to achieve as high a total return to investors as possible, consistent with preservation of capital, by investing in a broadly diversified portfolio of high yielding securities, including common stocks, preferred stocks, convertible securities and bonds. Although equity securities will be purchased primarily for capital appreciation and fixed income securities primarily for income purposes, income and capital appreciation potential will be considered in connection with all investments.

        Effective January 1, 1997, MPSI Systems Inc. Matching Investment Plan closed the Capital Fund as an elective fund option available to participants. As a result, existing account balances were transferred to other fund options as directed by the participant. Also, effective January 1, 1997, the Plan closed the MPSI Stock Fund to new contributions. Existing account balances were permitted to remain in the fund or transferred to other fund options as directed by the participant.

        The following table shows the employee participation in the various investment options:

------------------------------------------------------------------------
                                  Number of Participants at December 31,
                                                          1997      1996
------------------------------------------------------------------------
Phoenix Fund                                                93       110
Global Allocation Fund                                     120       135
MPSI Systems Inc. Common Stock Fund                        130       164
Capital Fund                                                --        98
Corporate Bond Fund                                         34        37
Merrill Lynch Retirement Preservation Trust                 25        51
Merrill Lynch Equity Index Trust                            26        --
John Hancock Special Equities Fund                          22        --
Merrill Lynch Growth Fund (Class B)                         29        --
Oppenheimer Total Return                                    24        --
AIM Balanced                                                17        --

Total Participants                                         160       176
------------------------------------------------------------------------

        INCOME TAXES

        The Internal Revenue Service has determined by notice dated April 24, 1986 that the Plan as amended and restated effective January 1, 1985 was in compliance with the Retirement Equity Act of 1984 and the Tax Reform Act of 1984 and was qualified under Section 401 of the Internal Revenue Code. The Plan, as amended in compliance with the Tax Reform Act of 1986 and as amended and restated effective January 1, 1990 is intended to comply with Section 401(a) of the Internal Revenue Code. The Company was notified on June 8, 1995 that the Plan (adopted on May 11, 1994) was deemed to be a qualified plan under the applicable code section. The Company is not aware of anything that would adversely impact the qualified status of the Plan. Under a qualified plan, amounts contributed by the Company including salary deferrals will not be taxed to the employee until the employee receives a distribution from the Plan and further, any appreciation in value of Common Stock distributed to an employee upon termination of employment will not be taxed to the employee until disposal of such shares.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2)     PARTICIPANTS AND CONTRIBUTIONS

        All employees of MPSI Systems Inc. (herein after referred to as the "Company") meeting eligibility requirements set forth in the Plan participate in the Plan as of January 1 and July 1 of the Plan year next following their completion of a six-month period of service. Participants may contribute as salary deferrals up to 16% of their annual earnings. Participant contributions in excess of 9% of a participant's salary may also be made subject to certain limitations as designed to prevent the Plan from failing Annual Tax Compliance Testing. A participant's interest in salary deferrals and voluntary contributions is at all times fully vested. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce Company contributions, although if the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

        MPSI Systems Inc. (the "Employer") made contributions under the Plan during the three years ended December 31, 1997 based upon a Matching Percentage applied to the participants' qualifying contributions. Participants' qualifying contributions equal the aggregate of each participant's salary deferral, contributions up to 6% of that participant's earnings for the Plan year. The Employers' Matching Percentage relative to qualifying participant contributions is based upon the Operating Income Ratio of the Employers (the ratio of the operating income for the Employers' fiscal year ending with or within the Plan year to the average operating income in the three prior fiscal years), is as follows:

                                                            Matching
                  Operating Income Ratio                  Percentage
                  ----------------------                  ----------
                  Under 1.01                                     50%
                  1.01, but less than 1.50                       60%
                  1.50, but less than 1.75                       70%
                  1.75, but less than 2.00                       80%
                  2.00, but less than 2.25                       90%
                  2.25 or over                                  100%

        During 1995 and 1996 the Employers Match was made in the form of newly issued shares of MPSI common stock. In 1997, the Employer Match was made in cash and allocated to participant accounts based upon contribution elections made by the participant.

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

        The Company's matching percentage was 50 percent for Plan years 1997, 1996, and 1995 resulting in contributions of $156,700, $137,394, and $136,792, respectively, as calculated below:

        --------------------------------------------------------------------------------------------------
                                                                                   Year Ended December 31,
                                                                   1997             1996              1995
        --------------------------------------------------------------------------------------------------
        Net employee contributions
           (including nonelective contributions)             $ 447,884        $ 416,237         $ 351,715
        Nonqualifying contributions                           (134,484)        (141,449)          (78,131)
        --------------------------------------------------------------------------------------------------
           Qualifying employee contributions                   313,400          274,788           273,584
        Applicable matching percentage                        x    50%         x    50%          x    50%
        --------------------------------------------------------------------------------------------------
        Required company contribution                        $ 156,700        $ 137,394         $ 136,792
        ==================================================================================================

(3)     EXPENSES

        All costs and expenses incurred in administering the Plan, including the expenses of the Administrative Committee, the fees and expenses of the Trustee, the fees of its counsel, and other administrative expenses, are borne by the Company and amounted to approximately $13,786, $16,158, and $11,567 for 1997, 1996, and 1995, respectively.

(4)     INVESTMENTS

        The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

        -------------------------------------------------------------------------------------------------
                                                                   December 31,              December 31,
                                                                           1997                      1996
        -------------------------------------------------------------------------------------------------
        Phoenix Fund                                                $   625,879               $   608,723
        Global Allocation Fund                                        1,209,604                 1,179,363
        MPSI Systems Inc. Common Stock Fund                             644,061                   270,967
        Capital Fund                                                         --                   410,374
        Corporate Bond Fund                                              83,898                    97,302
        Merrill Lynch Retirement Preservation Trust                     459,886                   290,152
        Merrill Lynch Equity Index Trust                                249,259                        --
        John Hancock Special Equities Fund                               90,051                        --
        Merrill Lynch Growth Fund (Class B)                             122,969                        --
        Oppenheimer Total Return                                         75,383                        --
        AIM Balanced                                                     89,210                        --
        MPSI Matching Investment Plan Employee Loan Fund                164,814                   106,742
        -------------------------------------------------------------------------------------------------

(5)     DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

        -----------------------------------------------------------------------------------
                                                                          December 31, 1997
        -----------------------------------------------------------------------------------
        Net assets available for benefits per the financial statements          $ 4,066,381

        Amounts shown on the Form 5500
            Benefit Claims Payable                                                 (13,987)
        -----------------------------------------------------------------------------------
        Net assets available for benefits per the Form 5500                     $ 4,052,394
        ===================================================================================

        The following is a reconciliation of benefits paid per the financial statements to the Form 5500:

--------------------------------------------------------------------------------
                                                    Year Ended December 31, 1997
                                                                   Benefits Paid
--------------------------------------------------------------------------------
Amounts distributed to participants per statement of
     changes in net assets                                            $ 488,177

Add amounts allocated to withdrawing participants at
     December 31, 1997                                                   13,987
Less amounts allocated to withdrawing participants at
     December 31, 1996                                                 (245,742)
--------------------------------------------------------------------------------
Amounts distributed to participants per the Form 5500                 $  256,422
================================================================================

        Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(6)     YEAR 2000 ISSUE (UNAUDITED)

        The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on plan operations.

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------
   (a)                          (b)                                          (c)               (d)               (g)
Identity
of Party                    Description                      No. of       Purchase           Selling           Cost of
Involved*                    of Assets                       Shares         Price             Price             Asset
----------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Merrill Lynch           Retirement Preservation Trust       222,919       $      --         $222,919          $222,919
MPSI Systems Inc.       Common Stock                         17,708              --           38,794            32,327
Merrill Lynch           Phoenix Fund - Class B               18,835              --          240,025           242,262
Merrill Lynch           Global Allocation Fund               23,510              --          349,951           339,358
Merrill Lynch           Capital Fund                         14,309              --          447,408           436,562

Merrill Lynch           Equity Index Trust                       34              --            2,182             2,050
John Hancock            Special Equities Fund                 1,766              --           43,956            35,240
Merrill Lynch           Growth Fund (Class B)                   382              --           10,559            10,007
Oppenheimer             Total Return                            364              --            4,265             3,750
Merrill Lynch           Corporate Bond Fund                   3,167              --           35,476            36,082

Merrill Lynch           Retirement Preservation Trust       392,653          392,653
MPSI Systems Inc.       Common Stock                          2,126            2,496
Merrill Lynch           Phoenix Fund - Class B               23,158          299,602
Merrill Lynch           Global Allocation Fund               28,155          417,214
Merrill Lynch           Capital Fund                            837           26,188

Merrill Lynch           Equity Index Trust                    3,847          218,050
John Hancock            Special Equities Fund                 5,240          114,716
Merrill Lynch           Growth Fund (Class B)                 5,036          130,784
Oppenheimer             Total Return                          7,217           77,183
AIM                     Balanced                              3,460           83,663
Merrill Lynch       Corporate Bond Fund                      10,425           21,583


--------------------------------------------------------------------------------------------
   (a)                          (b)                                 (h)             (i)
Identity                                                       Current Value
of Party                    Description                         of Asset on        Net Gain
Involved*                    of Assets                        Transaction Date     or (Loss)
--------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets

Merrill Lynch           Retirement Preservation Trust              $222,919        $      0
MPSI Systems Inc.       Common Stock                                 38,794           6,467
Merrill Lynch           Phoenix Fund - Class B                      240,025          (2,237)
Merrill Lynch           Global Allocation Fund                      349,951          10,593
Merrill Lynch           Capital Fund                                447,408          10,846

Merrill Lynch           Equity Index Trust                            2,182             132
John Hancock            Special Equities Fund                        43,956           8,716
Merrill Lynch           Growth Fund (Class B)                        10,559             552
Oppenheimer             Total Return                                  4,265             515
Merrill Lynch           Corporate Bond Fund                          35,476            (606)

Merrill Lynch           Retirement Preservation Trust              $392,653
MPSI Systems Inc.       Common Stock                                  2,496
Merrill Lynch           Phoenix Fund - Class B                      299,602
Merrill Lynch           Global Allocation Fund                      417,214
Merrill Lynch           Capital Fund                                 26,188

Merrill Lynch           Equity Index Trust                          218,050
John Hancock            Special Equities Fund                       114,716
Merrill Lynch           Growth Fund (Class B)                       130,784
Oppenheimer             Total Return                                 77,183
AIM                     Balanced                                     83,663
Merrill Lynch       Corporate Bond Fund                              21,583

There were no Category (i), (ii), or (iv) Reportable Transactions During 1997.

Columns (e) and (f) are not applicable.
*Party in Interest

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997

---------------------------------------------------------------------------------------------------------------------------------
                                                         Description of Investment,
     Identity of Issue, Borrower, Lessor              Including Maturity Date, Rate of                                  Current
              of Similar Party*                        Interest, Par or Maturity Value            Cost                   Value
---------------------------------------------------------------------------------------------------------------------------------

MUTUAL FUNDS
     Merrill Lynch Phoenix Fund                          51,768  Class B Shares                 $   657,709           $   625,879
     Merrill Lynch Global Allocation Fund                86,772  Class B Shares                   1,183,448             1,209,604
     Merrill Lynch Corporate Bond Fund                    7,257  Class B Shares                      81,638                83,898
     Merrill Lynch Equity Index Trust                     3,813  Class B Shares                     216,000               249,259
     John Hancock Special Equities Fund                   3,474  Class A Shares                      79,476                90,051
     Merrill Lynch Growth Fund (Class B)                  4,654  Class B Shares                     120,777               122,969
     Oppenheimer Total Return                             6,853  Class A Shares                      73,432                75,383
     AIM Balanced                                         3,460  Class A Shares                      83,663                89,210

MONEY FUNDS
     Merrill Lynch Retirement Preservation Trust        459,886  Units                              459,886               459,886

COMMON STOCKS
     MPSI Systems Inc.                                  139,256 Common Shares                     1,042,846               644,061

LOANS TO PARTICIPANTS                                   7.75% to 9.50% interest rate                     --               164,814

*Party in Interest

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                              Name of Plan




Date     June 23, 1998            By       /s/ William H. Webb, Jr.
                                     ----------------------------------------
                                         William H. Webb, Jr., Chairman
                                            Administrative Committee

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION
------          -----------
 23.1           Auditor's Consent